Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

(1) RESIGNATION OF EXECUTIVE DIRECTOR, CHIEF FINANCIAL OFFICER AND AUTHORIZED REPRESENTATIVE;

(2) APPOINTMENT OF CHIEF FINANCIAL OFFICER; AND

(3) APPOINTMENT OF AUTHORIZED REPRESENTATIVE

RESIGNATION OF EXECUTIVE DIRECTOR, CHIEF FINANCIAL OFFICER AND AUTHORIZED REPRESENTATIVE

The board (the “Board”) of directors (the “Directors”, and each a “Director”) of Zhihu Inc. (the “Company”) announces that due to work adjustment, Mr. Henry Dachuan Sha (“Mr. Sha”) resigns as an executive Director (the “Executive Director”), the chief financial officer (the “Chief Financial Officer”) and the authorized representative (the “Authorized Representative”) of the Company under Rule 3.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and Section 786 of the Hong Kong Companies Ordinance (Cap. 622) and is appointed as the chief investment officer of the Company with immediate effect.

Mr. Sha confirmed that (i) he has no disagreement with the Board; and (ii) there is no matter relating to his resignation as an Executive Director that needs to be brought to the attention of the shareholders of the Company or the Stock Exchange.

The Board would like to take this opportunity to express its sincere gratitude to Mr. Sha for his service as an Executive Director and the Chief Financial Officer.

APPOINTMENT OF CHIEF FINANCIAL OFFICER

The Board is pleased to announce the appointment of Mr. Han Wang (“Mr. Wang”) as the Chief Financial Officer with immediate effect.

Set out below is the biographical details of Mr. Wang:

Mr. Wang joined the Company since February 2024. Prior to joining the Company, from 2020 to 2023, Mr. Wang was with Access Technology Ventures, a global investment platform under Access Industries, Inc., the private holding company and investment firm founded by businessman and philanthropist Len Blavatnik. Prior to that, he held senior positions at leading investment firms, including at Hillhouse Capital as a vice president between 2018 and 2020, and at Legend Capital as a director from 2015 to 2018. Mr. Wang received a bachelor’s degree in communication engineering from Beijing University of Posts and Telecommunications in China in 2012.

The Board would like to express its warm welcome to Mr. Wang on his appointment.

APPOINTMENT OF AUTHORIZED REPRESENTATIVE

Meanwhile, the Board announce the appointment of Mr. Yuan Zhou, an Executive Director, as an Authorized Representative with immediate effect.

By order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, February 19, 2024

As of the date of this announcement, the Board comprises Mr. Yuan Zhou and Mr. Dahai Li as Executive Directors, Mr. Zhaohui Li and Mr. Bing Yu as non-executive Directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni and Mr. Derek Chen as independent non-executive Directors.

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